[HUB INTERNATIONAL LIMITED LETTERHEAD]
December 15, 2005
BY FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Frank Wyman Staff Accountant
Re:	Hub International Limited (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2004 File No. 1-31310
Dear Mr. Wyman:
     We refer to the phone call on December 12, 2005 among you, Dennis Pauls and Peter Scavetta of the Company, Carolyn Anthony of PricewaterhouseCoopers and Chris Cummings of Shearman & Sterling LLP. This letter sets forth the inquiries addressed on the call and our responses to those inquiries.

RESPONSES TO STAFF COMMENTS
Question 1:	Please confirm that the Company will include in its periodic reports filed with the Securities and Exchange Commission (the “SEC”) the substance of its responses provided in its letters dated October 13, 2005 and November 11, 2005.

Response: The Company will include disclosure in its Annual Report on Form 10-K and its quarterly reports on Form 10-Q, as applicable, that addresses the substantive issues of interest to investors covered in its responses to the SEC’s comments. As discussed, the Company will draft disclosure that is integrated and consistent with its existing disclosure and provides meaningful information for investors.

Question 2:	Please provide the amount of interest income on funds held in fiduciary accounts for the periods presented in the Company’s Form 10-K for the fiscal year ended December 31, 2004.

Response: The Company does not track interest earned from fiduciary accounts separately from interest earned from operating accounts. As interest from fiduciary accounts is not viewed by management as meaningful information in the operation of the Company’s business, or as material to the Company’s financial position or results of operations, the Company’s systems are not set up to identify these amounts. The Company does track and disclose total interest income earned. For the years ended December 31, 2004, 2003 and 2002 we earned $1.95 million, $1.65 million and $1.75 million, respectively, in interest income, as disclosed in note 17 to the Company’s consolidated financial statements for the year ended December 31, 2004.

Question 3:	With respect to shares that may be issued to management of Talbot in connection with the Company’s acquisition of Talbot, please discuss the use of the treasury stock method to determine the number of shares outstanding when calculating the Company’s earnings per share.

Response: It is important to note that the Company’s arrangement with management of Talbot was a compensation arrangement. The management of Talbot was and is to be compensated for future services based upon achieving certain performance targets during each of the 12 months ending December 31, 2004, 2005 and 2006. To receive an award, the member of management must have been employed throughout the relevant performance period. In accordance with FAS 123 and FAS 128, paragraphs 23 and 35(b), in situations in which a company utilizes stock based performance arrangements, the number of contingently issuable shares should be calculated using the treasury stock method. This method is appropriate because it matches the compensation expense against the related performance upon which it is based.

The Company intends to modify its disclosure regarding the Talbot arrangement in future filings to further clarify that the Talbot arrangement is a compensation arrangement.
* * * * *

     We appreciate your assistance in reviewing this matter. As discussed, we will wait to hear from you as to any further questions or comments you may have regarding the above, and assuming you are satisfied, we will then file our responses as correspondence on EDGAR. Please direct all questions or comments regarding this letter to Chris Cummings at Shearman & Sterling LLP, our counsel, at 416-360-2967.
Sincerely,
/s/   PETER L. SCAVETTA
Peter L. Scavetta
Vice President, Finance
Attachment
cc:     Christopher J. Cummings
                Shearman & Sterling LLP